UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 001-34929

SodaStream International Ltd.

(Translation of Registrant’s Name into English)

Gilboa Street, Airport City

Ben Gurion Airport 7019900, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑

EXPLANATORY NOTE

On November 30, 2016, SodaStream International Ltd. (the “Company”) and Teleios Capital Partners GmbH (“Teleios”) entered into a Support Agreement (the “Agreement”). A copy of the Agreement is attached hereto as Exhibit 99.1.

Pursuant to the Agreement, the Company has agreed to nominate Torsten Koster for election as a member of the Company’s board of directors (the “Board”) at its upcoming annual meeting and to nominate Mr. Koster or a different individual designed by Teleios, and reasonably acceptable to the Board, at any subsequent annual meeting occurring within 18 months following the 2016 annual general meeting, provided that Teleios continues to hold at least 2.5% of the outstanding ordinary shares of the Company. Mr. Koster shall serve as a Class I director, if elected.

Mr. Koster has been determined by the Board to be an independent director under NASDAQ listing standards regarding independence and the applicable rules of the Securities and Exchange Commission, and that he otherwise satisfies applicable requirements under the Israeli Companies law and is not affiliated with Teleios. Any replacement director designated by Teleios would need to satisfy the same criteria.

Under the Agreement, Teleios has agreed to certain customary standstill provisions for 18 months following the 2016 annual general meeting, including not to participate in any solicitation of proxies, not to form a “group” with any other shareholder, nor to acquire shares in excess of 12.99% of the Company outstanding voting securities. In addition, Teleios has agreed to abstain or vote against any shareholder proposal that is not supported by the Board.

This Form 6-K (including Exhibit 99.1 hereto but not Exhibit 99.2 hereto) is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 3, 2010 (Registration No. 333-170299), August 16, 2013 (Registration No. 333-190655), April 30, 2014 (Registration No. 333-195578) and December 31, 2015 (Registration No. 333-208811).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD. (Registrant)

Date: November 30, 2016	By:	/s/ Dotan Bar-Natan
Dotan Bar-Natan
Head of Legal Department

EXHIBIT INDEX

Exhibit	Description
99.1	Support agreement between the Company and Teleios dated November 30, 2016.
99.2	Press release dated November 30, 2016.